VELA Funds

220 Market Street, Suite 208

New Albany, Ohio 43054

Filed VIA EDGAR

January 12, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: VELA Funds (the “Registrant”)

File Nos. 333-239642 and 811-23585

Request to Withdraw Post-Effective Amendment No. 2 to the Registration Statement

on Form N-1A (Accession No. 0001580642-22-000223)

Ladies and Gentlemen:

On January 11, 2022, the Registrant filed Post-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form N-1A (Accession No. 0001580642-22-000223) and desired that the Amendment become effective as of January 12, 2022. However, the Amendment was erroneously filed as a Rule 485(a) filing instead of a Rule 485(b) filing. Pursuant to Rule 477(a) and (c) and Rule 478 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Amendment effective as of the date hereof or at the earliest possible date thereafter. The Amendment is being withdrawn because the Registrant re-filed Post-Effective Amendment No. 2 to its Registration Statement under Rule 485(b) on January 11, 2022 (Accession No. 0001580642-22-000225). No securities have been sold pursuant to the Amendment.

The Registrant further requests that:

1. The Commission find that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors; and

2. An order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating “Withdrawn upon request of the Registrant, the Commission consenting thereto.”

If you have any questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

Secretary

cc: Kevin Teng, Esq.

Jason Job

Lisa Wesolek